# Rumble Motors, Inc.



# ANNUAL REPORT

4563 Maple Crest St

Sacramento, CA 95834

0

[www.rumblemotors.com](www.rumblemotors.com)


This Annual Report is dated April 28, 2021.


## BUSINESS

Rumble Motors designs and manufactures electric bikes with a focus on cutting edge technology, attractive design and affordability. Our products bridge the gap between small stand up scooters and full electric motorcycles.


The company product was concieved in 2016 in Stockholm, Sweden and we opened up the company with our main location in Sacramento, CA in 2018.


The Rumble Motors design team is in Sweden and our manufacturing facilities are in Sacramento CA. Our rapid development cycle has enabled us to launch a new version of our flagship bike every year and we have 2 new products in the pipeline for launch on Kickstarter.


**Previous Offerings**

Between 2020 and 2019, we sold 101,020 in exchange for $118690 per share under Regulation

Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,200,000

Use of proceeds: Not applicable

Date: July 18, 2019

Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2020 Compared to 2019**

f the below data is accurate please copy it in to the Operating results field below it

Circumstances which led to the performance of financial statements:

We have received a lot of free marketing via different tech companies. This has allowed us to perform the current amount of sales of our bikes while shipping them all across the world.

Today we have a limit of building approximately 200-250 bikes per year. This is because of the current cash flow and the fact that we are still using third-party companies for parts of our assembly line.

With our own facilities and higher cash flow we plan to be able to have parts in stock and build our bikes on demand rather than working with and waiting on third party companies.

With a higher cash flow and our own facility our plan is to increase our production to around 1200-1400 bikes per year.

As of December 2019, we had approximately 135 thousand dollars in revenue. Our profit was approximately 79 thousand, the biggest expense so far is building our new model Moon Walker with an R&D budget of approximately 80 thousand dollars.

Historical results and cash flows:

Up to this moment, the Rumble Motors company has been the only entity investing in the company's growth. Using the cash flow from the sales of our bikes and reinvesting it back into the company has allowed the company to reach its current stage.

We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, and creating our manufacturing facility in Sacramento, we believe the company will grow in a fast pace. Based on our planned changes, the historical results should not be representative of what investors should expect in the future.

**Liquidity and Capital Resources**

At December 31, 2020, the Company had cash of $66,703.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

There is no debt

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Saeed Reza Khademi, Jr.

Saeed Reza Khademi, Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Sales; Director

Dates of Service: July 18, 2018 - Present

Responsibilities: Business development, responsible for all distribution worldwide. There is no salary to the position.


Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director

Dates of Service: July 18, 2018 - Present

Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

Employer: Portal Pacific US

Title: Managing Director

Dates of Service: May 01, 2013 - Present

Responsibilities: Manage all aspects of the business operation.

Name: Reza Khademi

Reza Khademi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer; Director

Dates of Service: July 18, 2018 - Present

Responsibilities: Business Development and industrial design of the bikes. There is no salary to the position.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Saeed Reza Khademi, Jr.

Amount and nature of Beneficial ownership: 543,000

Percent of class: 45.25

Title of class: Common Stock

Stockholder Name: Reza Khademi

Amount and nature of Beneficial ownership: 543,000

Percent of class: 45.25

## RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

## OUR SECURITIES

Our authorized capital stock consists of _____ shares of common stock, par value $_____ per share. As of December 31, 2020, _____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

**Rumble Motors, Inc.**

By  /s/ *Reza Khademi*

      Name: Reza Khademi

      Title:   Chief Executive Officer

---

Exhibit A

**FINANCIAL STATEMENTS**

---

# RUMBLE MOTORS, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2020 AND 2019
## *(Unaudited)*

*(Expressed in United States Dollars)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors of
Rumble Motors, Inc.
Sacramento, California

We have reviewed the accompanying financial statements of Rumble Motors, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

**RUMBLE MOTORS, INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash & cash equivalents | $ | 66,703 | $ | 1,922 |
| Account receivable, net | | 1,915 | | - |
| Inventory | | 132,500 | | 16,360 |
| Prepaids and other current assets | | 32,308 | | - |
| **Total current assets** | | **233,426** | | **18,282** |
| | | | | |
| **Total assets** | $ | **233,426** | $ | **18,282** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Credit Cards | $ | 4,337 | $ | 5,985 |
| Other current liabilities | | 4,815 | | 1,085 |
| **Total current liabilities** | | **9,151** | | **7,070** |
| | | | | |
| **Total liabilities** | | **9,151** | | **7,070** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common Stock | | 5,500 | | 5,000 |
| Additional Paid In Capital (APIC) | | 726,525 | | 244,496 |
| Equity Issuance Cost | | (100,387) | | - |
| Retained earnings/(Accumulated Deficit) | | (407,364) | | (238,283) |
| | | | | |
| **Total stockholders' equity** | | **224,275** | | **11,212** |
| | | | | |
| **Total liabilities and stockholders' equity** | $ | **233,426** | $ | **18,282** |

*See accompanying notes to financial statements.*

**RUMBLE MOTORS, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For Fiscal Year Ended December 31,** | | **2020** | | **2019** |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| Net revenue | $ | 260,839 | $ | 135,434 |
| Cost of goods sold | | 159,917 | | 214,809 |
| Gross profit | | 100,922 | | (79,375) |
| | | | | |
| Operating expenses | | | | |
| General and administrative | | 164,650 | | 39,891 |
| Sales and marketing | | 105,065 | | 4,492 |
| Total operating expenses | | 269,715 | | 44,383 |
| | | | | |
| Operating income/(loss) | | (168,793) | | (123,757) |
| | | | | |
| Interest expense | | 487 | | - |
| Other Loss/(Income) | | (200) | | - |
| Income/(Loss) before provision for income taxes | | (169,080) | | (123,757) |
| (Provision)/Benefit for income taxes | | - | | - |
| **Net income/(Net Loss)** | **$** | **(169,080)** | **$** | **(123,757)** |

*See accompanying notes to financial statements.*

## Rumble Motors, Inc.
## Statements of Changes in Stockholders' Equity
## (Unaudited)

| (in thousands, $US) | Common Stock | | Additional Paid In Capital (APIC) | Equity Issuance Cost | Members' Equity | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance—December 31, 2018 | - | $ - | $ - | $ - | $ 270,951 | $ (114,526) | $ 156,425 |
| | | | | | | | |
| Contribution | - | - | - | - | 9,319 | - | 9,319 |
| Distribution | - | - | - | - | (30,775) | - | (30,775) |
| Conversion LLC to C Corporation | 5,000,000 | 5,000 | 244,496 | - | (249,496) | - | - |
| Net income/(loss) | - | - | - | - | - | (123,757) | (123,757) |
| Balance—December 31, 2019 | 5,000,000 | $ 5,000 | $ 244,496 | | $ - | $ (238,283) | $ 11,212 |
| | | | | | | | |
| Capital Raised on Crowdfunding | 500,230 | 500 | 482,030 | (100,387) | - | - | 382,143 |
| Net income/(loss) | - | - | - | - | - | (169,080) | (169,080) |
| Balance—December 31, 2019 | 5,500,230 | $ 5,500 | $ 726,525 | $ (100,387) | $ - | $ (407,364) | $ 224,275 |

*See accompanying notes to financial statements.*

**RUMBLE MOTORS, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net income/(loss) | $ | (169,080) | $ | (123,757) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | | |
| Changes in operating assets and liabilities: | | | | |
| Inventory | | (116,140) | | 137,024 |
| Account receivable, net | | (1,915) | | |
| Prepaids and other current assets | | (32,308) | | |
| Credit Cards | | (1,648) | | 5,985 |
| Other current liabilities | | 3,729 | | 1,085 |
| **Net cash provided/(used) by operating activities** | | **(317,361)** | | **20,336** |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| | | | | |
| **Net cash provided/(used) in investing activities** | | **-** | | **-** |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Contribution | | - | | 9,319 |
| Capital raised on Crowdfunding | | 382,143 | | |
| Distribution | | - | | (30,775) |
| **Net cash provided/(used) by financing activities** | | **382,143** | | **(21,456)** |
| | | | | |
| Change in cash | | 64,781 | | (1,119) |
| Cash—beginning of year | | 1,922 | | 3,041 |
| **Cash—end of year** | $ | **66,703** | $ | **1,922** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 487 | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Rumble Motors LLC was formed during 2018 in the state of Florida. On July 2, 2019, the Company converted from an LLC to a C Corp in state of California. The financial statements of Rumble Motors, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sacramento, California.

Rumble Motors is a Swedish-American electric vehicle company that designs and manufactures electric bikes.

## 2.    SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

### Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

### Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

### Income Taxes

Rumble Motors, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

### Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company's principal revenue stream is the sale of electric bikes.

### Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $105,065 and $4,492, which is included in sales and marketing expense.

### Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

### 3.    INVENTORY

Inventory consists of the following items:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Finished products | 132,500 | - |
| **Total Inventories** | $    132,500 | $    - |

### 4.    DETAIL OF OTHER LIABILITIES

The following is a break-out of other current liabilities as of December 31, 2019 and December 31, 2018:

| As of Year Ended December 31, | 2020 | 2019 |
|---|---|---|
| Deposits Held in Escrow - Start Engine | 26,308 | $    14,845 |
| Investments - Coinbase | 6,000 | |
| **Total Prepaids Expenses and other Current Assts** | $    32,308 | $    206,905 |

### 5.    CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company's authorized share capital consisted of 5,000,000 of common shares, 0.001$ par value. As of December 31, 2020 and December 31, 2019, 5,500,230 and 5,000,000 shares have been issued and are outstanding, respectively.

### 6.    RELATED PARTY

There are no related party transactions.

## 7.  INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (50,454) | $ | (36,526) |
| Valuation Allowance | | 50,454 | | 36,526 |
| **Net Provision for income tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

| As of Year Ended December 31, | | 2020 | | 2019 |
|---|---|---|---|---|
| Net Operating Loss | $ | (121,154) | $ | (70,700) |
| Valuation Allowance | | 121,154 | | 70,700 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $406,011, and the Company had state net operating loss ("NOL") carryforwards of approximately $406,011. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

## 8.    COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company sold additional 101,020 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $118,690.  In connection with this offering, the Company incurred offering costs of $25,935, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $168,793, an operating cash flow loss of $317,361 and liquid assets in cash of $66,703, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## CERTIFICATION

I, Reza Khademi, Principal Executive Officer of Rumble Motors, Inc., hereby certify that the financial statements of Rumble Motors, Inc. included in this Report are true and complete in all material respects.

_Reza Khademi_

Principal Executive Officer